Exhibit 99.2

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation by any person to acquire, purchase or subscribe for shares or other securities of Lufax Holding Ltd (the “Company”). Prospective investors should read the listing document dated April 11, 2023 (the “Listing Document”) issued by the Company for detailed information about the Company.

This announcement is not for distribution in the United States. This announcement is not an offer of securities for sale in the United States. No securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling securities holder and that will contain detailed information about the company and management, as well as financial statements.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Lufax Holding Ltd

陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6623)

(NYSE Stock Ticker: LU)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Previous trading day trading information in respect of the ADSs on the NYSE, inventory to be held by Designated Dealer and number of Shares to be transferred to Hong Kong prior to the Listing

Joint Sponsors

Financial Advisor

The Company issues this announcement to provide details of the recent trading information in respect of the ADSs on the NYSE.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated April 11, 2023 (the “Formal Notice”) and the announcement regarding recent trading information in respect of the ADSs on the NYSE and Designated Dealer’s and Alternate Designated Dealer’s respective designated dealer identity numbers dated April 11, 2023 (the “April 11 Announcement”) and the announcement regarding previous day trading information in respect of the ADSs on the NYSE dated April 12, 2023 (the “April 12 Announcement”) issued by the Company before deciding to invest in the Shares or the ADSs.

INTRODUCTION

Reference is made to the Listing Document, the Formal Notice, the April 11 Announcement and the April 12 Announcement. For information on the respective designated broker identity number for the Designated Dealer and Alternate Designated Dealer, please refer to the Formal Notice and the April 11 Announcement.

As at the date of this announcement, the total number of issued and outstanding share capital consisted of 1,146,108,643 fully paid Shares (excluding Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under our Share Incentive Plans).

RECENT TRADING INFORMATION IN RESPECT OF THE ADSS ON THE NYSE

As disclosed in the section headed “Listings, Registration, Dealings and Settlement — Investor Education — Arrangements involving the Company and the Joint Sponsors” in the Listing Document, the Company and the Joint Sponsors will cooperate to inform the investor community of, among other things, the recent trading information about the Company.

The following table sets out certain trading information in respect of the ADSs (every two ADSs representing one Share) on the NYSE, including the daily high, low, closing price and trading volume, for April 12, 2023, being the trading day of the NYSE immediately before the date of this announcement:

ADS Price
Date	Day high		Day low		Closing Price		Trading Volume	As % of total issued and outstanding shares
		Equivalent to		Equivalent to		Equivalent to
		HK$ per Share		HK$ per Share		HK$ per Share
		(converted		(converted		(converted
		based on		based on		based on
		two ADSs		two ADSs		two ADSs
	USD	representing	USD	representing	USD	representing	(Shares in
	per ADS	one Share)	per ADS	one Share)	per ADS	one Share)	million)
April 12, 2023	2.09	32.82	1.92	30.14	1.98	31.08	6.0	0.5%

The above trading information is provided further to the disclosure in the section headed “Listings, Registration, Dealings and Settlement” in the Listing Document and is for reference purpose only. The trading price of the Shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, the trading price of the ADSs on the NYSE. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the Formal Notice, the April 11 Announcement and the April 12 Announcement before deciding to invest in the Shares or the ADSs.

INVENTORY TO BE HELD BY DESIGNATED DEALER AND/OR ITS AFFILIATE(S)

The Designated Dealer, J.P. Morgan Broking (Hong Kong) Limited has built a sufficient inventory of securities in Hong Kong to enable itself and/or its affiliate(s) to carry out trading activities during the Designated Period (i.e. commencing from the Pre-opening Session (as defined in the Rules of the Exchange) on April 14, 2023 and expiring upon the end of the Closing Auction Session (as defined in the Rules of the Exchange) on May 12, 2023 (being the last trading day in Hong Kong during the Designated Period). As of the date of this announcement, the inventory of securities borrowed and to be held by the affiliate of the Designated Dealer amounts to a total of 28,652,716 Shares, representing approximately 2.5% of the Shares in issue and outstanding immediately upon Listing (assuming no further Shares will be issued under the Share Incentive Plans or upon conversion of the outstanding Convertible Promissory Notes prior to Listing). See the subsection headed “Listings, Registration, Dealings and Settlement — Proposed Liquidity Arrangements” in the Listing Document for further details of the intended liquidity arrangements during the Designated Period.

INFORMATION ON SHARES TO BE TRANSFERRED TO HONG KONG PRIOR TO THE LISTING

The 342,989,127 Shares held by the Depositary will be removed from the principal share register in the Cayman Islands and entered into the Hong Kong share register before 9:00 a.m. on the Listing Date (Hong Kong time). Holders of ADSs who wish to cancel their ADSs and receive Shares tradable on the Hong Kong Stock Exchange shall give instruction to the Depositary (and the applicable ADR(s) if the ADSs are held in certificated form). See the subsection headed “Listings, Registration, Dealings and Settlement — Dealings and Settlement — Conversion between Shares Trading in Hong Kong and ADSs” in the Listing Document for further details.

As at April 12, 2023, being the latest practicable time for the purpose of ascertaining the relevant information before the issue of this announcement, the Company has given instructions to the effect that (i) 342,989,127 Shares (representing approximately 29.9% of the total number of issued and outstanding Shares upon Listing (assuming no further Shares will be issued under the Share Incentive Plans or upon conversion of the outstanding Convertible Promissory Notes prior to Listing)) held by the Depositary will be removed from the principal share register in the Cayman Islands and entered into the Hong Kong share register; and (ii) a total of 371,641,843 Shares (representing approximately 32.4% of the total number of issued and outstanding Shares upon Listing (assuming no further Shares will be issued under the Share Incentive Plans or upon conversion of the outstanding Convertible Promissory Notes prior to Listing, and including the Shares borrowed and to be held by the affiliate of the Designated Dealer)) will be registered on the Hong Kong share register, before 9:00 a.m. on the Listing Date (Hong Kong time).

Dealings in the Shares on the Hong Kong Stock Exchange are expected to commence on Friday, April 14, 2023.

FURTHER ANNOUNCEMENT

The Company will release a further announcement on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.lufaxholding.com) not later than 8:30 a.m. (Hong Kong time) on Friday, April 14, 2023 to disclose the recent closing price, trading volume and relevant historical trading data of our ADSs on the NYSE and development and updates, if any, with regard to the liquidity arrangements described in the section headed “Listings, Registration, Dealings and Settlement” in the Listing Document.

By Order of the Board
Lufax Holding Ltd
Yong Suk CHO
Chairman of the Board and
Chief Executive Officer

Hong Kong, April 13, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yong Suk Cho, Mr. Gregory Dean Gibb as the executive directors, Mr. Guangheng Ji, Ms. Xin Fu and Mr. Yuqiang Huang as the non-executive directors and, Mr. Rusheng Yang, Mr. Weidong Li, Mr. Xudong Zhang and Mr. David Xianglin Li as the independent non-executive directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.85. No representation is made that any amount in USD has been or could be converted at the above rate or at any rates or at all.

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